EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
	(Amounts in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$477	$45	$798	$66
Fixed charges excluding preferred stock dividends and accretion	93	108	188	218

Income for computation excluding interest on deposits	570	153	986	284

Interest expense excluding interest on deposits	80	94	162	190
One-third of rent expense	13	14	26	28
Preferred stock dividends and accretion	71	54	125	106

Fixed charges including preferred stock dividends and accretion	164	162	313	324

Ratio of earnings to fixed charges, excluding interest on deposits	3.48x	0.94x	3.15x	0.88x

Including Interest on Deposits
Income from continuing operations before income taxes	$477	$45	$798	$66
Fixed charges excluding preferred stock dividends and accretion	169	234	352	483

Income for computation including interest on deposits	646	279	1,150	549

Interest expense including interest on deposits	156	220	326	455
One-third of rent expense	13	14	26	28
Preferred stock dividends and accretion	71	54	125	106

Fixed charges including preferred stock dividends and accretion	240	288	477	589

Ratio of earnings to fixed charges, including interest on deposits	2.69x	0.97x	2.41x	0.93x